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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                     PURSUANT TO RULES 13D-1(B) AND (C) AND
                  AMENDMENTS THERETO FILED PURSUANT TO 13D-2(B)

                             (Amendment No. ______)(1)


                          AIRTOUCH COMMUNICATIONS, INC.
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                                (NAME OF ISSUER)



    COMMON STOCK, PAR VALUE $0.01 PER SHARE                       00949T100
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        (TITLE OF CLASS OF SECURITIES)                          (CUSIP NUMBER)


                                  APRIL 6, 1998
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)



Check the appropriate box to designate the rule pursuant
to which this Schedule is filed:                            [ ] Rule 13d-1(b)
                                                            [X] Rule 13d-1(c)
                                                            [ ] Rule 13d-1(d)



     (1) The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))
                               (Page 1 of 9 Pages)

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NYFS05...:\35\78535\0048\1530\SCH3268L.520

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CUSIP No.               00949T100                       13G                Page 2 of 9 Pages
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
       1.         NAMES OF REPORTING PERSONS           U S WEST, INC.

                  I.R.S. IDENTIFICATION NO. OF ABOVE
                  PERSONS (ENTITIES ONLY)                      84-0926774
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       2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                         (A) [X]
                                                                                           (B) [ ]
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       3.         SEC USE ONLY

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       4.         CITIZENSHIP OR PLACE OF              DELAWARE
                  ORGANIZATION

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      NUMBER OF          5.    SOLE VOTING POWER
        SHARES
                       --------------------------------------------------------------------------------
     BENEFICIALLY        6.    SHARED VOTING POWER             59,446,902
       OWNED BY
                       --------------------------------------------------------------------------------
         EACH            7.    SOLE DISPOSITIVE POWER          59,446,902
       REPORTING
                       --------------------------------------------------------------------------------
     PERSON WITH         8.    SHARED DISPOSITIVE POWER

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       9.         AGGREGATE AMOUNT BENEFICIALLY                59,446,902
                  OWNED BY REPORTING PERSON

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      10.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES                      [ ]
                  CERTAIN SHARES

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      11.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                     10.4%

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      12.         TYPE OF REPORTING PERSON             CO

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
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CUSIP No.               00949T100                       13G                Page 3 of 9 Pages
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       1.         NAMES OF REPORTING PERSONS           U S WEST MEDIA GROUP, INC.

                  I.R.S. IDENTIFICATION NO. OF ABOVE
                  PERSONS (ENTITIES ONLY)                      84-1316738
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       2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                         (A) [X]
                                                                                           (B) [ ]
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       3.         SEC USE ONLY

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       4.         CITIZENSHIP OR PLACE OF              DELAWARE
                  ORGANIZATION

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      NUMBER OF          5.    SOLE VOTING POWER
        SHARES
                       --------------------------------------------------------------------------------
     BENEFICIALLY        6.    SHARED VOTING POWER             59,446,902
       OWNED BY
                       --------------------------------------------------------------------------------
         EACH            7.    SOLE DISPOSITIVE POWER          59,446,902
       REPORTING
                       --------------------------------------------------------------------------------
     PERSON WITH         8.    SHARED DISPOSITIVE POWER

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       9.         AGGREGATE AMOUNT BENEFICIALLY                59,446,902
                  OWNED BY REPORTING PERSON

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      10.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDE                       [ ]
                  CERTAIN SHARES

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      11.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                     10.4%

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      12.         TYPE OF REPORTING PERSON             CO

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

ITEM 1(A)   NAME OF ISSUER:

            AirTouch Communications, Inc. (the "Issuer")

ITEM 1(B)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            One California Street
            San Francisco, California  94111

ITEM 2(A)   NAME OF PERSON FILING:

            This statement is filed on behalf of U S WEST, Inc., a Delaware corporation ("U S WEST"), and U S WEST Media Group, Inc., a Delaware corporation and wholly-owned subsidiary of U S WEST ("USWMG", and together with U S WEST, the "Group"). The Agreement among the Group that this statement be filed on behalf of each of them is attached hereto as Exhibit A.

ITEM 2(B)    ADDRESS OF PRINCIPAL BUSINESS OFFICE:

            The address of the principal business office of U S WEST and USWMG is 7800 East Orchard Road, Englewood, Colorado 80111.

ITEM 2(C)   CITIZENSHIP:

            Each of U S WEST and USWMG are Delaware corporations.

ITEM 2(D)   TITLE OF CLASS OF SECURITIES:

            Common Stock, par value $.01 per share (the "Common Stock").

ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), 13D-2(B) OR
         (C), CHECK WHETHER THE PERSON FILING IS A:

            If this statement is filed pursuant to Rule 13d-1(c), check this box: [X]

ITEM 4.  OWNERSHIP:

         The responses of the Group to Items 5, 6, 7, 8, 9 and 11 of the Cover Sheets, which related to the beneficial ownership of the Common Stock, are incorporated herein by reference. All shares of Common Stock beneficially owned by the Group are owned directly by USWMG and indirectly by U S WEST. According to the Issuer's Annual Report on Form 10-K for the year ended December 31, 1997, 512,231,022 shares of Common Stock


                          Page 4 of 9 Pages
were outstanding on March 20, 1998. As of the date hereof, USWMG directly owns, and U S WEST indirectly owns, 59,446,902 shares of Common Stock. Based on the number of shares of Common Stock outstanding as of March 20, 1998 plus the number of shares issued to USWMG on April 6, 1998, the shares of Common Stock directly owned by USWMG and indirectly owned by U S WEST represent 10.4% of the outstanding Common Stock.

         U S WEST and the Issuer have entered into the Amended and Restated Investment Agreement, dated as of April 6, 1998 (the "Investment Agreement"). Pursuant to the Investment Agreement, U S WEST has agreed that U S WEST and its affiliates will vote all of the shares of Common Stock held by them in favor of the individuals nominated by the Issuer for election to the Board of Directors of the Issuer. Notwithstanding the foregoing, pursuant to the Investment Agreement, if Weil, Gotshal & Manges LLP, Pillsbury Madison & Sutro LLP or other nationally recognized securities counsel for U S WEST or the Issuer informs U S WEST and the Issuer in writing that, as a result of the foregoing voting agreement, such counsel is unable to deliver an opinion that U S WEST is not an "affiliate" of the Issuer within the meaning of Rule 144 under the Securities Act, then U S WEST has agreed that U S WEST and its affiliates will vote all of the shares of Common Stock held by them in the same proportion as all other holders of the Common Stock.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

         Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

         This Statement on Schedule 13G is being filed pursuant to Rule 13d-1(c) under the Securities Exchange Act of 1934, as amended. The members of the Group are U S WEST and USWMG.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP:

         Not applicable.




                          Page 5 of 9 Pages

ITEM 10. CERTIFICATION:

         By signing below, U S WEST and USWMG certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.










                          Page 6 of 9 Pages

                                    SIGNATURE


           After reasonable inquiry and to the best of my knowledge and belief, U S WEST and USWMG certify that the information set forth in this statement is true, complete and correct.


Dated:  April 16, 1998
                                         U S WEST, INC.

                                         By: /s/ Stephen E. Brilz
                                            ------------------------------
                                            Name:  Stephen E. Brilz
                                            Title: Assistant Secretary



                                         U S WEST MEDIA GROUP, INC.

                                         By: /s/ Stephen E. Brilz
                                            ------------------------------
                                            Name:  Stephen E. Brilz
                                            Title: Assistant Secretary








                          Page 7 of 9 Pages
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                                  Exhibit Index
                                  -------------


Exhibit    Description                                             Page Number
-------    -----------                                             -----------

  A        Agreement between U S WEST, Inc. and
           U S WEST Media Group, Inc. to file
           a joint statement on Schedule 13G............................9









                          Page 8 of 9 Pages